HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue

17th Floor

New York, New York 10106

                    April 18, 2006

VIA EDGAR AND TELECOPY – (202) 772-9206

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp. ( the “Company”)
Registration Statement on Form S-1 originally filed September 15, 2005
(File No. 333-128350) ( the “Registration Statement”)

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Global Services Partners Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated March 14, 2006, were distributed on or about March 14, 2006, as follows:

22 to individual investors;

656 to NASD members (which included 8 prospective underwriters and selected dealers); and

161 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

HCFP/BRENNER SECURITIES LLC

By:	/s/ Steven D. Shaffer
Steven D. Shaffer
Managing Director

HCFP/BRENNER SECURITIES LLC

888 Seventh Avenue, 17th Floor

New York, New York 10106

                    April 18, 2006

VIA EDGAR AND TELECOPY – (202) 772-9206

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp. ( the “Company”)
Registration Statement on Form S-1 originally filed September 15, 2005
(File No. 333-128350) ( the “Registration Statement”)

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Global Services Partners Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 3:00 p.m., Tuesday, April 18, 2006 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

HCFP/BRENNER SECURITIES LLC

By:	/s/ Steven D. Shaffer
Steven D. Shaffer
Managing Director

Global Services Partners Acquisition Corp.

3130 Fairview Park Drive, Suite 500

Falls Church, Virginia 22042

                    April 18, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson (Fax: 202 - 772-9205)

Re:	Global Services Partners Acquisition Corp.
Registration Statement on Form S-1 filed September 15, 2005, as amended
SEC File No. 333-128350

Dear Sirs:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form S-1 of Global Services Partners Acquisition Corp. (the “Company”) be accelerated and that the Registration Statement become effective at 3:00 P.M. on Tuesday, April 18, 2006, or as soon thereafter as possible.

In connection with the foregoing acceleration request, the Company acknowledges that:

•	Should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL SERVICES PARTNERS ACQUISITION CORP.

By:	/s/ Abhishek Jain
Abhishek Jain
President and Secretary